BAKER & McKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY
www.bakernet.com

RECEIVED
2007 APR -9 A 9:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

07022422

March 30, 2007

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated March 27, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

PROCESSED
APR 13 2007
THOMSON FINANCIAL

Very truly yours,

p.p. [signature]

Joyce Yip/ Ingrid Ling

dlw 4/10

Encl.

Annex 1

**A List of Documents Made Public
in connection with the Listing since our last submission on March 27, 2007:**

1. Announcement of Annual Results for the Year Ended 31 December 2006 by China Shipping Development Company Limited, released on March 30, 2007.

2. Announcement of Resolutions Passed at the Second Meeting of the 2007 Supervisory Committee by China Shipping Development Company Limited, released on March 30, 2007.

3. Announcement of Resolutions Passed at the Sixth Board Meeting of 2007 by China Shipping Development Company Limited, released on March 30, 2007.

4. Announcement of Connected and Major Transaction – Construction of New Vessels by China Shipping Development Company Limited, released on March 30, 2007.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in The People's Republic of China with limited liability)

(Stock Code: 1138)

ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

The board (the "Board") of directors (the "Directors") of China Shipping Development Company Limited (the "Company") is pleased to announce the annual results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2006 (the "Reporting Period"), together with the comparative figures for the year ended 31 December 2005. The Group's annual results have been audited by the Company's international auditors, Ernst & Young (certified public accountants in Hong Kong).

1. PRINCIPAL FINANCIAL DATA AND STATISTICS HIGHLIGHTS

The annual results of the Group for the Reporting Period have been audited by Ernst & Young, compared with those for the year ended 31 December 2005, and are as follows:

CONSOLIDATED INCOME STATEMENT

Items	Notes	For the year ended 31 December 2006 Rmb'000	2005 Rmb'000
Revenue	2	9,574,912	8,515,191
Operating costs		(6,193,679)	(5,155,273)
Gross profit		3,381,233	3,359,918
Other income and gains	2	386,614	266,186
Administrative expenses		(223,514)	(253,295)
Other expenses		(113,749)	(90,699)
Finance costs	4	(128,721)	(135,593)
PROFIT BEFORE TAX	3	3,301,863	3,146,317
Tax	5	(543,015)	(452,639)
PROFIT FOR THE YEAR		2,758,848	2,693,878
Attributable to:			
Equity holders of the parent	6	2,755,850	2,691,200
Minority interests		2,998	2,678
		2,758,848	2,693,878
DIVIDENDS			
Proposed final	7	997,800	997,800
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	8	82.86 cents	80.91 cents

CONSOLIDATED BALANCE SHEET

	Note	As of 31 December 2006 Rmb'000	2005 Rmb'000
NON-CURRENT ASSETS			
Property, plant and equipment		15,079,291	11,468,121
Available-for-sale equity investment		4,578	4,000
Deferred staff expenditure		45,333	58,117
Deferred tax assets		20,090	20,795
Total non-current assets		15,149,292	11,551,033
CURRENT ASSETS			
Bunker oil inventories		202,432	266,701
Trade and bills receivables		428,159	227,913
Prepayments, deposits and other receivables		619,857	163,783
Equity investments at fair value through profit or loss		159,000	—
Derivative financial instruments		1,044	—
Cash and cash equivalents		663,778	1,177,927
Total current assets		2,074,270	1,836,324
CURRENT LIABILITIES			
Trade payables		227,299	216,888
Tax payable		56,001	41,417
Other payables and accruals		868,625	519,315
Current portion of interest-bearing bank and other borrowings, and finance lease payables		1,506,573	295,641
Total current liabilities		2,658,498	1,073,261
NET CURRENT ASSETS / (LIABILITIES)		(584,228)	763,063
TOTAL ASSETS LESS CURRENT LIABILITIES		14,565,064	12,314,096
NON-CURRENT LIABILITIES			
Deferred tax liabilities		80,082	—
Interest-bearing bank and other borrowings, and finance lease payables		1,888,058	1,440,406
Total non-current liabilities		1,968,140	1,440,406
Net assets		12,596,924	10,873,690
EQUITY			
Equity attributable to equity holders of the parent			
Issued capital		3,326,000	3,326,000
Reserves		8,273,124	6,524,921
Proposed final dividend	6	997,800	997,800
		12,596,924	10,848,721
Minority interests		—	24,969
		—	—
Total equity		12,596,924	10,873,690

Differences in financial statements prepared under HK GAAP and PRC GAAP

The Group has prepared a separate set of financial statements for the year ended 31 December 2006 in accordance with accounting principles generally accepted in the PRC ("PRC GAAP"). The major differences between the financial statements prepared under PRC GAAP and those under accounting principles generally accepted in Hong Kong ("HK GAAP") are as follows:

	2006 Rmb'000	2005 Rmb'000
Profit attributable to equity holders of the parent under HK GAAP	2,755,850	2,691,200
Adjustments for depreciation, gain on disposal of vessels and deferred staff expenditure, etc.	4,943	23,023
Profit attributable to equity holders of the parent under PRC GAAP	2,760,793	2,714,223
Equity attributable to equity holders of the parent under HK GAAP	12,596,924	10,848,721
Adjustments for revaluation surplus, depreciation, gain on disposal of vessels and deferred staff expenditure, etc.	(131,028)	(137,497)
Equity attributable to equity holders of the parent under PRC GAAP	12,465,896	10,711,224

Notes:

1.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the measurement of certain items of property, plant and equipment, derivative financial instruments and equity investments, which have been measured at fair value. These financial statements are presented in Renminbi ("Rmb") and all values are rounded to the nearest thousand except when otherwise indicated.

1.2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

2. REVENUE, OTHER INCOME AND GAINS

Revenue represents gross revenue arising from shipping operations, net of business taxes. Pursuant to various tax rules and regulations in the PRC, revenue derived from oil freighting attributable to voyages departing from ports in the PRC and from vessel chartering services are both subject to business tax at a rate of 3%. Business taxes charged to the income statement for the Reporting Period amounted to Rmb194,214,000 (2005: Rmb184,962,000).

An analysis of revenue, other income and gains is as follows:

	Group 2006 Rmb'000	2005 Rmb'000
Revenue		
Oil shipments	5,260,260	4,604,473
Coal shipments	3,414,539	2,993,241
Other dry bulk shipments	900,113	918,477
	9,574,912	8,515,191
Other income		
Interest income	24,893	24,308
Rental income from bare-boat chartering	71,120	77,881
Service income from vessel management	14,816	13,302
Income from coal sale	47,782	17,009
Others	4,721	5,327
	163,334	138,817
Gains		
Gain on disposal of items of property, plant and equipment, net	178,250	107,529
Exchange losses, net	(43,519)	(7,609)
Fair value gains on equity investments at fair value through profit or loss	64,800	—
Others	11,730	8,229
	223,280	108,149
Other income and gains	386,614	266,186

3. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Group 2006 Rmb'000	2005 Rmb'000
Cost of shipping services rendered:		
Bunker oil inventories consumed and port fees	3,174,600	2,423,751
Others	3,019,079	2,731,522
Depreciation	1,000,163	922,049
Operating lease rentals:		
Land and buildings	22,592	23,355
Vessels	380,391	218,390
	402,983	241,845
Auditors' remuneration	3,278	3,174
Staff costs (including directors' remuneration):		
Wages, salaries and other benefits of sea crew	623,080	666,931
Pension scheme contributions	81,712	80,414
	704,792	747,345
Provision for bad and doubtful debts	247	1,073
Write-off of construction in progress	2,875	8,345
Amortisation of deferred staff expenditure	12,784	12,784
Loss on liquidation of a subsidiary	(17,254)	—
Dry-docking and repairs	413,054	496,582

4. FINANCE COSTS

	Group 2006 Rmb'000	2005 Rmb'000
Interest on bank loans and other borrowings wholly repayable within five years	123,932	138,563
Interest on finance leases	4,789	3,422
Total interest	128,721	141,985
Less: Interest capitalised	—	(6,392)
	128,721	135,593

5. TAX

Pursuant to the directive 1998 (230) jointly issued by the Shanghai State Tax Bureau and the Shanghai Bureau of Finance on 8 October 1998, the Company is entitled to a preferential income tax rate of 15% effective from 1 January 1998. Accordingly, PRC income tax of the Company has been provided at the rate of 15% (2005: 15%) on the estimated assessable profits for the year.

No Hong Kong profits tax has been provided as no assessable profits were earned in or derived from Hong Kong during the year (2005: Nil). Taxes on profits assessable elsewhere, if applicable, have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group 2006 Rmb'000	2005 Rmb'000
Group:		
Current - Hong Kong	—	—
Current - PRC		
Charge for the year	464,149	455,370
Overprovision in prior years	(1,706)	(2,796)
Deferred	80,572	65
Total tax charge for the year	543,015	452,639

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the country in which the Company, its subsidiaries and jointly-controlled entities are domiciled to the tax expense at the effective tax rate, and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate, is as follows:

	2006 Rmb'000	%	2005 Rmb'000	%
Profit before tax	3,301,863		3,146,517	
Tax at the statutory tax rate	495,279	15.0	471,978	15.0
Higher tax rate for specific provinces	43,130	1.3	—	—
Adjustments in respect of current tax of previous periods	(1,706)	(0.1)	(2,796)	(0.1)
Expenses not deductible for tax	11,489	0.4	4,967	0.2
Income not subject to tax	(5,167)	(0.1)	(21,510)	(0.7)
Tax charge at the Group's effective rate	543,015	16.5	452,639	14.4

6. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The consolidated profit attributable to equity holders of the parent for the year ended 31 December 2006 includes a profit of Rmb2,801,742,000 (2005: Rmb2,477,262,000) which has been dealt with in the financial statements of the Company.

7. DIVIDEND

	2006 Rmb'000	2005 Rmb'000
Proposed final — Rmb0.30 (2005: Rmb0.30) per ordinary share	997,800	997,800

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

8. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share amounts is based on the profit for the year attributable to ordinary equity holders of the parent of Rmb2,755,850,000 (2005: Rmb2,691,200,000) and 3,326,000,000 (2005: 3,326,000,000) shares in issue during the year.

Diluted earnings per share amounts for the years ended 31 December 2006 and 2005 have not been disclosed as no diluting events existed during these years.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

(1) Analysis of Shipping Market During the Reporting Period

The Group is principally engaged in the cargo shipping business. Cargo shipping mainly consists of the shipment of oil and dry bulk cargoes (primarily coal) along the coastal region of the PRC and internationally.

In 2006, the world economy sustained a steady improvement and the scale of the world's shipping industry kept expanding. The PRC domestic economy also sustained a steady improvement and the gross domestic product ("GDP") growth rate was 10.7%, as compared with 2005.

In 2006, the shipping market for the foreign trade oil fluctuated significantly, and the shipping rates for the foreign trade oil decreased due to the further expansion of the international tanker fleet capacity. In 2006, the World Scale Index ("WS") for the shipping route from the Middle East to Japan, being one of the freight rate indicators for very large crude oil carriers ("VLCC"), averaged at 98 points, decreased by 7 points as compared with 2005. In 2006, the domestic market for coastal shipment of oil remained stable.

The international dry bulk cargo transportation market was expanding in the upward trend in 2006. The all-year average of the Baltic Dry Bulk Freight Rate Index (the "BDI") was 3,180 points, representing a decrease of 5.7% as compared with 2005. In 2006, the domestic market for coastal shipment of coal remained stable, and the all-year average of the China Coastal Bulk Freight Index (the "CCBFI") was 1,545 points, representing an increase of 0.3% as compared with 2005.

In 2006, the oil prices in the world remained at a high level, which brought about high costs of the shipping enterprises. In light of such market conditions, the Group kept its core focus on oil shipment and domestic coastal thermal coal shipment, actively enhanced its cooperation with its major customers, and made adjustments to its operation strategies according to market circumstances. In addition, the Group continued to enhance overall control on various operational costs and maintained its operational efficiency.

(2) Analysis of the Principal Operations of the Group

During the Reporting Period, the Group's shipping volume increased steadily, and the shipping volume achieved by the Group was 177.58 billion tonne-nautical miles, increasing by 11.3% as compared with 2005. The total revenue derived from shipment was RMB9.575 billion (after business tax), increasing by 12.4% as compared with 2005. The gross operating profit achieved by the Group was RMB3.381 billion, increasing by 0.6% as compared with 2005. The average gross margin rate of the Group was 35.3%, down 4.2 percentage points as compared with 2005. The net profit was RMB2.759 billion and the earnings per share was RMB0.8286, representing an increase of 2.4% as compared with 2005.

An analysis of the principal operations in terms of products transported (Unit: RMB'000) is set out as follows:

Description	Revenue	Operating costs	Gross profit margin (%)	Increase/(decrease) in revenue as compared with the same period of last year (%)	Increase/(decrease) in operating costs as compared with the same period of last year (%)	Increase/(decrease) in gross profit margin as compared with the same period of last year (%)
Oil shipment	5,260,260	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Coal shipment	3,414,539	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other dry bulk shipment	900,113	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

An analysis of the principal operations in terms of geographical regions (RMB'000) is set out as follows:

Regions	Revenue	Increase/(decrease) in revenue as compared with the same period last year (%)
Domestic transportation	5,608,341	9.38%
International transportation	3,966,571	17.09%

Oil Transportation

Oil transportation has been one of the Group's core businesses. In 2006, facing with the changes in both international and domestic oil shipping market, the Group proactively made adjustments to its operational structure. The Group focused on the foreign trade oil transportation, and made great efforts to strengthen its domestic oil shipment market to maintain favorable economic efficiency. The annual shipping volume of oil carried by the Group was 91.51 billion tonne-nautical miles, and the revenue derived from oil shipment was RMB 5.28 billion, increasing by 14.4% and 14.7% respectively as compared with 2005.

For coastal oil shipment in the PRC, under the influence of the crude oil pipeline along the Yangtze River, the Group's import volume of transshipped crude oil declined slightly, but the Group made great effort to explore the market of offshore oil shipment and strengthen the management of domestic coastal product oil shipment, so as to sustain its leading position in the domestic oil shipping market. In 2006, the Group achieved a shipping volume of 19.52 billion tonne-nautical miles of the shipping volume of domestic oil, and also achieved a revenue of RMB2.182 billion, representing a decrease of 0.2% and an increase of 4.2% respectively as compared with 2005. the Group achieved a shipping volume of 4.07 billion tonne-nautical miles of the shipping volume of transshipped crude oil, and also achieved a revenue of RMB631 million, representing a decrease of 6.6% and 5.8% respectively as compared with 2005. The Group achieved a shipping volume of 10.34 billion tonne-nautical miles of offshore oil, and also achieved a revenue of RMB1.035 million derived from such shipping business, representing a decrease of 4.3% and an increase of 1.5%, respectively, as compared with 2005. The Group achieved a shipping volume of 4.82 billion tonne-nautical miles of domestic product oil, and also achieved a revenue of RMB 431 million derived from such shipping business, increasing by 11.6% and 14.5% respectively as compared with 2005.

For shipment of foreign trade oil, in spite of the significant fluctuations in the shipping market, the Group's revenue from such shipping business increased due to improved market research and further enhancing communications and cooperations with the Group's major customers. In 2006, the Group achieved a shipping volume of 71.99 billion tonne-nautical miles of international oil shipping business, and also achieved a revenue of RMB3.1 billion from such shipment, increasing by 19.1% and 23.5%, respectively, as compared with 2005.

In 2006, the revenue derived from domestic and international oil shipment of the Group accounted for 41.3% and 58.7% of the total revenue from oil shipment business respectively.

Coal and other dry bulk cargo transportation

During the first half of 2006, the overall demand in domestic coal transportation remained stable due to the impact of the macro control policy adopted by the PRC and the increase in the supply of hydro power consumption. During the second half of 2006, high quality coal was in short supply, and the ports were very congested with traffic. Facing with such market changes, the Group has made active adjustment to the allocation of its shipping capacity according to the cargo supply, and achieved favorable economic efficiency by improving the bunker surcharge mechanism and rate fee structure. In 2006, the Group achieved a total shipping volume of coal of 59.08 billion tonne-nautical miles, and achieved a revenue of RMB3.414 billion derived from coal transportation, increasing by 4.8% and 14.1% respectively as compared with 2005. In 2006, the Group achieved a total shipping volume of other dry bulk cargoes of 26.99 billion tonne-nautical miles, and a total revenue of RMB880 million from shipment business, representing an increase of 18.3% and a decrease of 4.1% respectively as compared with 2005.

(3) **Operating costs analysis**

In 2006, the total operating costs of the Group were RMB6.194 billion, representing an increase of 20.16% as compared with 2005, higher than the growth rate of operating revenue of 12.4%.

The analysis of the principal operating costs is as follows:

a. *Fuel costs*

The high fuel prices led to a high operating cost of the Group. In 2006, the total fuel costs of the Group were RMB 2.589 billion, representing an increase of 33.38% as compared with 2005, accounting for 41.8% of the total operating costs of the Group, an increase of 4.2 percentage points as compared with 2005. The increase of the fuel oil prices led to an increase of fuel cost of RMB462 million. With the phasing out of the old vessels, and the replacement of the large new vessels, the fuel efficiency of the Group further improved. In 2006, the fuel consumption increased by 6.6%, lower than an increase of 11.5% of the shipping volume of cargo carried by the Group. The unit fuel consumption per thousand tonne kilometer fell by 4.4% as compared with 2005.

b. *Port costs*

In 2006, the shipping voyages of large vessels increased, and the higher domestic trade port fee ratio of the domestic port also increased. The total port costs of the Group were RMB 586 million, representing an increase of 21.33% as compared with 2005, and accounting for 9.5% of the total operating costs of the Group.

c. *Labour costs*

In 2006, the total labour costs of the Group were RMB 502 million, representing a decrease of 9.2% and accounting for 8.1% of the total operating costs of the Group. Such decrease is mainly due to the further adjustment to the fleet composition of the Group, and the phasing out of the old and small tankers. In 2006, the Group disposed of 17 old vessels. Further, commencing in 2006, employee benefits were recorded on the basis of actual spending rather than a fix provision of 14% of the employee's salary.

d. *Depreciation expenses*

With new vessels being launched into operation successively, depreciation expenses of the Group slightly increased. In 2006, the total depreciation expenses were RMB 950 million, representing an increase of 7.83% as compared with 2005, and accounting for 15.34% of the total operating costs of the Group.

e. *Repair and maintenance expenses*

In 2006, the total repair and maintenance expenses were RMB 413 million, representing a decrease of 5.5% as compared with 2005, and accounting for 6.7% of the total operating costs of the Group.

(4) **Financial analysis**

a. *Net cash inflow*

During the Reporting Period, the net cash inflow from operating activities of the Group decreased from RMB 3,677,542,000 in 2005 to RMB 3,366,584,000, representing a decrease of 8.46%.

b. *Commitments on capital expenditures*

As at 31 December 2006, the commitments on capital expenditures for the Group amounted to RMB8,864,108,000 (31 December 2005: RMB1,982,864,000). The source of funding was mainly financed by the Company's working capital and bank loans.

c. *Capital structure*

As at 31 December 2006, the shareholders' equity, bank loans and interest-bearing borrowings, and finance leases payable amounted to RMB12,596,924,000, RMB3,299,169,000 and RMB95,462,000 respectively. As at 31 December 2006, the debt-to-equity ratio was 37% (31 December 2005: 23%).

The Board considers that the Group's debt-to-equity ratio is maintained at a reasonable level. There is still room for debt financing with regard to the Group's further development in the future.

d. *Borrowings*

As at 31 December 2006, the Group's total borrowing (excluding finance leases payable) was RMB3,299,169,000, all of which was bank loans. Bank loan amounting to RMB3,299,169,000 were pledged by 8 vessels owned by the Group and one of the Group's jointly-controlled entities. As at 31 December 2006, the total net book value of such vessels was RMB2,267,948,000. Interests of the above loans were calculated at the annual rate from 5.022% to 6.84% or Libor + 0.42% to 0.85%. The Group's gearing ratio was 26.86%, calculated by dividing total liabilities over total assets of the Group.

e. *Risk on foreign currency*

As at 31 December 2006, the Group's foreign exchange liabilities mainly comprised of finance lease rental payable in EURO dollars equivalent to approximately RMB29,845,000. In addition, the Company would pay dividend of H shares in Hong Kong dollars.

The Group's revenue from foreign shipment is denominated and translated into US dollars. Given the increasing significance of the Group's international shipping business, changes in exchange rate would have certain impacts on the Group's profitability. Therefore, in respect of the changes in exchange rate, the Group will enhance the study of the impact of exchange rate mechanism on shipping enterprises. It will also implement effective measures proactively to minimise exchange risks.

f. *Administrative expenses*

In 2006, the total administrative expenses of the Group were RMB224 million, decreasing by 11.46% as compared with 2005.

g. *Finance expenses*

In 2006, the total finance expenses of the Group were RMB 129 million, decreasing by 5.15% as compared with 2005.

(5) **Disposal of assets (Unit: Rmb'000)**

Assets sold	Time of Disposal	Price of Disposal	Profit arising from disposal of assets	Connected transaction (Yes/No)	Pricing Policy
Daqing 15	11 January 2006 (date of contract)	15,348	13,640	Yes	Market price
Daqing 233	21 April 2006 (date of contract)	10,143	9,097	yes	Market price
Daqing 31	30 May 2006 (date of contract)	11,463	10,041	No	Market price
Daqing 140	30 May 2006 (date of contract)	17,384	15,754	No	Market price
Daqing 215	30 June 2006 (date of contract)	5,740	5,080	No	Market price
Jianshe 1	30 June 2006 (date of contract)	9,500	8,717	No	Market price
				No	
Jianshe 2, 3 and 21	30 June 2006 (date of contract)	77,800	22,341	No	Market price
Daqing 241	22 August 2006 (date of contract)	17,393	13,968	No	Market price
Daqing 46	21 September 2006 (date of contract)	11,621	9,473	No	Market price
Jianhua	24 November 2006 (date of contract)	13,706	12,440	No	Market price
Jianshe 33, 34, 35 and 36	11 December 2006 (date of contract)	246,800	29,926	Yes	Market price
Daqing 42	28 December 2006 (date of contract)	17,217	14,387	yes	Market price

(6) **Prospects**

It is estimated that the world economy will remain prosperous in 2007. The International Monetary Fund estimated that the growth rate of the world economy will reach approximately 4.9% as compared with 2006, and the world trade volume will increase by approximately 7.6% accordingly. On the other hand, the continuous development of the PRC economy will push the demand for energy resources such as oil, coal and iron ores.

In terms of oil transportation, after the international crude oil transportation market reached its historical high in November 2004, the supply of shipping capacity of the tankers increased rapidly and surpassed the rate of increase in the corresponding demand, resulting in the downward trend of shipping rates in the past two years. The International Energy and Source Organization estimated that the world average daily demand of crude oil would increase by approximately 1.7% in 2007 as compared with 2006, which will stimulate an increase of 3% in the oil shipping demand throughout the world. However, the growth of the capacity of the tanker fleet will sustain an increase of 9%, in accordance with Clarkson Research, one of the world's biggest shipbrokers. As a result, the shipping rates for the international oil transportation are estimated to sustain the downward trend, which will ease off in 2008. On the other hand, the domestic oil transportation market is expected to be stable in 2007.

In 2006, the Group made further adjustment to its fleet composition in accordance with its overall strategy. The Group disposed 14 small tankers totaling 184,470 DWT, and ordered 13 new tankers with total capacity of 2,873,000 DWT in 2006. As at 31 December 2006, the Group owned 69 tankers with total capacity of 3,405,000 DWT. In 2007, 6 new tankers with total capacity of 542,000 DWT are scheduled to come into operation. Following the phase out of the small, old oil tankers, the fleet structure of the Group will be further improved and will benefit from economy of scale.

In 2007, the global bulk shipping market will remain stable. The BDI index is expected to remain at a high level due to the high demand for iron ore, coal, steel and cement. The Group will continue to explore the imported coal and iron ore shipment market. The Group will also improve its management performance for its international bulk shipping business at the same time, so as to prepare for its expanding cargo carrier fleet in such market.

In terms of coastal coal transportation, the annual shipment volume is estimated to increase by 30 million tons by the year 2010 in accordance with the market research made by the Company. The Group will further strengthen communications with major clients and expand fleet appropriately so as to increase the market share. At present, the Group has entered into all the contracts for shipment of thermal coal for 2007, and the average shipping rates increased as compared with 2006. In February 2007, China Shipping, the controlling shareholder the Company, signed a strategic cooperation agreement with Shenhua Group Corporation, Limited. Under the agreement, the Group will support Zhuhai New Century Shipping Co. Ltd ("Zhuhai New Century"), a joint venture between the Company and China Shenhua Energy Company Limited, to increase its tonnage through, among other things, building and purchasing new vessels so as to try to attain a tonnage of 1,000,000 DWT by 2010 such that Zhuhai New Century will become the main supplier of coastal coal transportation services to power plants within Shenhua Group.

As at 31 December 2006, the Group owned 100 bulk carriers with total capacity of 3,552,000 DWT. The 42 bulk carriers which were acquired from China Shipping and its subsidiaries in 2006 have commenced operation in early 2007. In addition, the Company increased its investment in Shanghai Times Shipping Co. Ltd ("Times Shipping"), a joint venture between the Company and Huaneng Group in 2006, and supported Times Shipping to acquire 9 second hand bulk carriers totaling 500,000 DWT, all of which were delivered into operation in the first quarter of 2007. Furthermore, 2 new bulk carriers with capacity of 152,000 DWT will be put into use ordered by Times Shipping.

It is the consistent strategic policy to develop the long term cooperation relationship with its major customers. In July 2006, the Group has signed a long-term contract of affreightment with China Petroleum & Chemical Corporation, which will protect the Group against risks associated with market freight fluctuation and secure a steady supply of crude oil shipment on a long term basis and signifies the Group's plan to establish a world class fleet of oil tankers. The Group will further enhance its long term strategic cooperation with its major customers so as to increase its market share in terms of both domestic oil shipment and the imported oil shipment. In addition, the Group has entered into long-term contracts of affreightment for shipping of imported iron ore with China Shougang International Trade & Engineering Corp. in October 2006 and Bao Steel Company Limited in January 2007, which signifies that the Group's plan to enter into the imported iron ore shipping market.

The current international crude oil price is lower than the average price in the second half of 2006. However, the international crude oil price is estimated to remain at a high level due to further increase of the demand for oil throughout the world, along with the global economic and political circumstances. The Group has to face with the challenges from the high fuel costs. The Group will make much effort in strengthening its management of fuel purchase and hedge against the rises in fuel prices by purchasing fuel at proper time. The Group will further implement and improve its provisions for the COA contracts with its customers, so as to reduce the adverse effect arising from the rising oil prices. In addition, the Group will proactively take effective measures to control other operating costs, controls on port charges and maintenance fees so as to keep its cost increases as low as possible.

(7) **Other Significant Events**

Results, dividends and closure of the H Share register

The net profit of the Company for 2006, as determined in accordance with PRC GAAP, was approximately Rmb2,741,108,000, 10% of which will be transferred to the statutory surplus reserve. According to the relevant laws and regulations, the Company's reserves available for distribution are determined based on the lower of the amount determined under PRC GAAP and the amount determined under HK GAAP.

The Directors recommend the payment of a final dividend of Rmb0.30 per share in respect of the year to shareholders on the register of members at the close of business on 8 May 2007. There was no arrangement under which a shareholder of the Company has waived or agreed to waive any dividends. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the equity section of the balance sheet.

Substantial shareholders' and other persons' interests in shares and underlying shares

As at 31 December 2006, the following shareholders held 5% or more of the nominal value of any class of share capital of the Company, carrying rights to vote in all circumstances at any shareholders' general meeting of the Company, according to the register of interests in shares required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance (the "SFO"):

Name of substantial shareholder	Class of shares	Number of shares held	Percentage of the total number of the relevant class shares	Percentage of the total number of issued shares
China Shipping (Group) Company	A shares	1,578,500,000 (long)	77.76%	47.46%
Halbis Capital Management (Hong Kong) Limited	H shares	128,564,000 (long)	9.92%	3.87%
JP Morgan Chase & Co	H shares	121,234,484 (long)	9.35%	3.65%
	H shares	105,771,915 (pool)	8.16%	3.18%
Mondrian Investment Partners Ltd.	H shares	76,280,000 (long)	5.89%	2.29%
Morgan Stanley International Incorporated	H shares	68,047,176 (long)	5.25%	2.05%
	H Shares	499,400 (short)	0.04%	0.02%
Cheah, Cheng Hye	H Shares	66,098,000 (Long)	5.10%	1.99%
Value Partners Limited	H Shares	66,098,000 (Long)	5.10%	1.99%
Morgan Stanley Asia Pacific (Holdings) Limited	H Shares	65,992,776 (Long)	5.09%	1.98%
	H Shares	424,000(Short)	0.03%	0.01%
Morgan Stanley Asia Regional (Holdings) III LLC	H Shares	65,399,000 (Long)	5.05%	1.97%
Morgan Stanley Dean Witter (Singapore) Holdings Pte Ltd	H Shares	65,399,000 (Long)	5.05%	1.97%
Morgan Stanley Investment Management Company	H Shares	65,399,000 (Long)	5.05%	1.97%

Note: "Long" represents long position; "Short" represents short position; "Pool" denotes lending pool.

Save as disclosed above, as at 31 December 2006, no person had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

Medical insurance scheme

As required by the regulations of the local government effective from 1 July 2001, the Company participates in a defined contribution medical insurance scheme organised by local social security authorities. Under the scheme, the Company is required to make monthly contributions at the rate of 12% of the total salaries of the employees, after certain adjustments on individual employee's salary in accordance with the applicable regulations. In addition, pursuant to the aforementioned regulations, the contributions are accounted for as staff welfare payables accrued by the Company. The Company has no obligation for the payment of medical benefits beyond such contributions to the registered insurance companies.

Pension scheme

The Group is required to contribute to a pension scheme (the "Scheme") for the eligible employees. Under the Scheme, the Group's retirement benefit obligations to its existing and future retiring employees is limited to its annual contributions equivalent to 22.5% (2005: 22.5%) of the basic salaries of the Group's employees, after certain adjustments on individual employees' salaries in accordance with applicable regulations. Contributions by the Group to the Scheme for the year ended 31 December 2006 amounted to Rmb79,591,000 (2005: Rmb78,612,000).

Directors', supervisors' interests and short positions in shares and underlying shares of the Company

During the Reporting Period, none of the Directors, chief executives and supervisors, nor their associates, had any interest and short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange and would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 and the Stock Exchange under the provisions of Divisions 7 and 8 of Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in appendix 10 of the Listing Rules to be notified to the Company and the Stock Exchange or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein.

Purchase, redemption or sale of listed securities of the Company

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the Reporting Period.

Compliance with the code of Corporate Governance Practice

The Company has complied throughout the year ended 31 December 2006 with the Code Provisions set out in the Code on Corporate Governance Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

Audit Committee

In compliance with Rule 3.21 of the Listing Rules, the Company has established an audit committee to review the financial reporting procedures and internal control and to provide guidance thereto. The audit committee of the Company comprises 3 independent non-executive Directors. During the Reporting Period, the Committee convened two meetings.

The Audit Committee has reviewed the annual results of the Group during the Reporting Period.

Compliance with the model code for securities transactions by Directors and Staff (the "Model Code") as set out in appendix 10 to the listing rules

On the Second Board Meeting of 2006 held on 28th March 2006, the Board of Directors decided to adopt the "Model Code" as the standard for securities transactions by Directors and Staff.

Following specific enquiry made with the Directors, Supervisors and chief executive of the Company, the Company has confirmed that each of them has complied with the Model Code during the Reporting Period.

Other matters

Pursuant to the board resolution dated 29 March 2007, the board of Directors agreed to change the accounting estimation of the residual value of vessels from the present 4% of the cost of vessels to the disposal price of scrap steel vessels.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

An annual report of the Company containing all the financial and relevant information required by paragraphs 7 to 34A of Appendix 16 to the Hong Kong Listing Rules of the Hong Kong Stock Exchange will be posted on the website of the Hong Kong Stock Exchange in due course.

The financial information set out above does not constitute the Company's statutory financial statements for the years ended December 31, 2005 and 2006, but is derived from the consolidated financial statements prepared in accordance with accounting principles generally accepted in Hong Kong and complies with accounting standards issued by the HKICPA. These consolidated financial statements for the year ended December 31, 2006, which contain an unqualified auditors' report, will be delivered to the Registrar of Companies, and delivered to shareholders as well as made available on the Company's website at http://www.cnshippingdev.com.

By order of the Board
Li Shaode
Chairman

29 March 2007
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

30 MAR 2007 THE STANDARD NOTICES N17



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Resolutions Passed at the Second Meeting of the 2007 Supervisory Committee

The Supervisory Committee is pleased to announce that the second meeting of the 2007 Supervisory Committee was duly convened on 29 March 2007, during which the resolutions set out below were duly passed.

The supervisory committee (the "Supervisory Committee") of China Shipping Development Company Limited (the "Company") is pleased to announce that the second meeting (the "Meeting") of the 2007 Supervisory Committee was held on 29 March 2007, at 700 Dong Da Ming Road, Shanghai, the People's Republic of China ("PRC").

A quorum of supervisors was present throughout the Meeting. The Meeting was chaired by Mr. Kou Laiqi. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

1. the 2006 report of the Supervisory Committee;
2. the 2006 audited financial report of the Company;
3. the proposed 2006 profit distribution plan of the Company; and
4. approve the nomination of Mr. Yan Zhichong ("Mr. Yan") for appointment as a supervisor, subject to the approval of the shareholders of the Company at a general meeting.

   In accordance with the recommendation by China Shipping (Group) Company, the controlling shareholder of the Company, it was proposed that Mr. Yan be appointed as a supervisor of the Company.

   In compliance with Rule 13.51(2) of the Listing Rules, the relevant details of Mr. Yan will be set out in the relevant notice of extraordinary general meeting of the Company.

The Supervisory Committee is of view that:

1. for the year ended 31 December 2006, the operation of the Company was in strict compliance with the PRC Company Law, the Company's articles of association and other applicable laws and regulations. The directors and the senior management of the Company have not contravened any PRC laws and regulations, and the Company's articles of association for discharging their respective duties; and
2. the connected transactions entered into by the Company or its subsidiaries were fair and reasonable, and under no circumstances were such transactions detrimental to the interests of the Company and its shareholders.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Supervisory Committee
China Shipping Development Company Limited
Kou Laiqi
Chairman of the Supervisory Committee

29 March 2007
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr.Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shiji and Mr. Wang Kunhe as executive directors, and Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

The Standard Friday, March 30, 2007

N17



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in The People's Republic of China with limited liability)

(Stock Code: 1138)

Resolutions Passed at the Sixth Board Meeting of 2007

The Board is pleased to announce that the sixth Board meeting of 2007 was duly convened on 29 March 2007, during which the resolutions set out below were duly passed.

The board (the "Board") of directors of China Shipping Development Company Limited (the "Company") is pleased to announce that the sixth Board meeting (the "Meeting") of 2007 was held on 29 March 2007 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China ("PRC").

A quorum of directors of the Company was present at the Meeting. Members of the supervisory committee and senior management were also present at the Meeting. The Meeting was chaired by Mr. Li Shaode, chairman of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

1. the 2006 audited financial report of the Company;
2. the proposed 2006 profit distribution plan of the Company;
3. the 2006 report of the Board;
4. the remuneration of the directors and supervisors of the Company for 2007;
5. the reappointment of Shanghai Zhonghua Huyin C.P.A. and Ernst & Young as the domestic and international auditors of the Company for 2007 respectively and to propose at the general meeting to authorise the Board to determine the auditors' remuneration for 2007;
6. Resolution regarding the special report on the use of proceeds from the previous share offering:

   (i) Amount of proceeds from the previous share offering and fund availability time

   Upon approval of Zhen Jian Fa Xing Zi [2001] Document No.113 issued by the China Securities Regulatory Commission, the Company issued additional 350 million A shares to the public through the Shanghai Stock Exchange at the price of RMB2.36 per share (a nominal value of RMB1 per share) on 13 May 2002. Total funds of RMB826,000,000 were raised through this additional issue. After deducting the placing expenses of RMB24,931,538, the actual funds raised amounted to RMB801,068,462. All funds were received on 17 May 2002 and were verified by the Hu Zhong Hui Zi (2002) Report No.0939 on the verification of capital issued by BDO Shanghai Zhonghua. On 21 June 2002, the Company received interests on the locked-up application funds amounting to RMB24,227,437.52, and together with the interest income, received total funds raised of RMB825,295,899.52.

   (ii) The actual use of the proceeds from the previous share offering

   As at 31 December 2006, the Company has invested all proceeds from the previous share offering in the "Acquisition of 20 Oil Tankers from Guangzhou Maritime Transport (Group) Co., Ltd. ([illegible])" project which has already been completed.

7. Resolution regarding changing the accounting policy and accounting estimates following the implementation of the new "Enterprise Accounting Standards";

   The Company will carry out the new Enterprise Accounting Standard issued by the Ministry of Finance of the PRC commencing from 1 January 2007. The Company will change the accounting estimation of the residual value of vessels from 4% of the original value of the vessel to an estimate disposal price of scrap steel vessels in accordance with the new Enterprise Accounting Standards.

8. Construction of 12 new 57,300-tonne bulk carriers. For details, please refer to the announcement on connected transactions published on the same day;
9. Sale of the "Polaris" vessel to Times Shipping;

   The bulk carrier "Polaris" (the "Bulk Carrier") owned by the Company is one of the 42 bulk carriers purchased from the controlling shareholder China Shipping (Group) Company and its subsidiaries at a purchasing price of RMB65,553,700 at the end of 2006. The vessel was built in July 1986 and has a tonnage of 27,500 tonnes. In view of the strategic cooperation between the Company and the Huaneng Group, to solve the problem of tense transport capability in Bohai Bay, and ensure safe production at Huaneng's power plants in the northeast region, the Board agreed to sell the "Polaris" vessel to Shanghai Times Shipping Co., Ltd., a jointly-controlled company in which the Company and the Huaneng Group each owns a 50% stake, at the price of RMB99,654,438.

   Valued by China Tong Cheng ([illegible]), a qualified valuer in China, on the valuation basis date of 31 January 2007, the "Polaris" vessel had an original carrying value of RMB65,553,662, a net carrying value of RMB65,553,662, an asset valuation of RMB99,654,438, with the asset valuation exceeding the carrying value by RMB34,100,776.

10. To approve Mr. Yao Zuozhi to resign as non-executive director of the Company; and
11. To amend the "Articles of Association" of the Company

    To enhance the supervisory function of the Supervisory Committee, the Board has agreed to change Article 133 of the "Articles of Association" from "The Supervisory Committee consists of three members and chaired by one of them" to "The Supervisory Committee consists of three to five members and chaired by one of them".

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
Li Shaode
Chairman

29 March 2007
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhan Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1138)

CONNECTED AND MAJOR TRANSACTION
CONSTRUCTION OF NEW VESSELS

On 29 March, 2007 after trading hours of the Stock Exchange, the Company entered into the Agreements with the Vendors for the construction of 12 Bulk Carriers each of 57,300 dead weight tons for the transportation of bulk cargo. The total consideration for the construction of the Bulk Carriers is approximately RMB$3,274,200,000 (equivalent to approximately HK$3,307,272,727).

Since China Shipping is the controlling shareholder of the Company, the transactions contemplated under the Agreements are connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders at the AGM. The entering into the Agreements will also constitute a major transaction for the purpose of the Listing Rules by way of aggregation with the agreements for the construction of 2 oil tankers of 46,000 dead weight tons each from the Vendors as published in the Company's announcement dated 16 February 2007. A circular, as well as a notice convening the AGM will be despatched to the holders of H shares of the Company in due course.

The Agreement

On 29 March, 2007 after trading hours of the Stock Exchange, the Company entered into the Agreements with the Vendors for the construction of 12 Bulk Carriers each of 57,300 dead weight tons for the transportation of bulk cargo. The total consideration for the construction of the Bulk Carriers is approximately RMB3,274,200,000 (equivalent to approximately HK$3,307,272,727). The consideration is determined by reference to the market price for the past 6 months of bulk carriers of tonnage between 50,000 dead weight tons and 70,000 dead weight tons with similar specifications.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, each of the Vendors is a wholly-owned subsidiary of China Shipping. Since China Shipping is the controlling shareholder of the Company, the transactions contemplated under the Agreements are connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders at the AGM. The entering into the Agreements will also constitute a major transaction for the purpose of the Listing Rules by way of aggregation with the agreements for the construction of 2 oil tankers of 46,000 dead weight tons each from the Vendors as published in the Company's announcement dated 16 February 2007.

The Directors consider that the terms of the Agreements are determined on an arm's length basis, on normal commercial terms and fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Terms of the Agreements

The price of the Bulk Carriers will be payable in RMB. Relevant payments under each of the Agreements will be payable in 5 instalments at various stages of the construction of the relevant bulk carrier:

(i) for the first instalment, to pay 20% of the price within 10 business days upon receipt of the Vendors' payment demand and valid receipt after the Agreements become effective;

(ii) for the second instalment, to pay 20% of the price within 5 business days of the date on which the Vendors' payment demand and valid receipt has been received by the Company, and that the Company has signed the certificate for commencement of work,;

(iii) for the third instalment to pay 20% of the price within 5 business days of the date on which the Company received payment demand and valid receipt from the Vendors and the Company has signed a construction loading permit;

(iv) for the fourth instalment to pay 20% of the price within 5 business days of the date on which the Company received payment demand and valid from the Vendors and the Company has signed a sea loading certificate; and

(v) for the final instalment to pay 20% of the price within 5 business days of the date on which the Vendors and the Company signed all documents in relation to delivery of the relevant vessel and the Company receiving a valid receipt from the Vendors.

The expected delivery dates for each of the Bulk Carriers are on or before 31 December 2008, 30 January 2009, 30 May 2009, 30 June 2009, 30 December 2009, 15 February 2010, 15 May 2010, 15 September 2010, 30 September 2010, 30 October 2010, 28 February 2011 and 30 March 2011 respectively. As of the date of this announcement, the Company has 139 bulk carriers, totalling approximately 4,880,000 dead weight tons. As such, upon completion of the construction of the 12 Bulk Carriers, the Company is expected to have a total of 151 bulk carriers, totalling approximately 5,567,600 dead weight tons.

The financing by way of bank borrowings is expected to increase the Company's level of borrowings. Taking into account the Company's capital and shareholders' base, the Company considers that bank borrowing is the best means of financing for the construction of the Bulk Carriers. The Directors believe that in light of the Company's fleet expansion plan, it is fair and reasonable and in the interest of the Company and the Shareholders as a whole to finance the transaction with such bank borrowings.

Each of the Agreements provides that there will be no adjustment in the price of the relevant Bulk Carrier if the delivery is delayed for a period not exceeding 60 days. If the delay exceeds 60 days but does not exceed 210 days, there will be a reduction in the price of the relevant Bulk Carrier based on a daily reduction of RMB548,000. If the delay exceeds 210 days, the Company has the right to cancel the relevant Agreement and the Vendors will return all previous payments by the Company together with interest. Delay will be permitted on account of force majeure event.

There will be other adjustments in price of the relevant Bulk Carrier if its performance (such as speed, fuel consumption rate, tonnage) exceeds or falls below certain agreed criteria.

The Agreements are conditional upon the approval of the Independent Shareholders at the AGM.

Financing Terms

The construction of the Bulk Carriers will be funded by the Company as to approximately 80% of the price by bank borrowings (i.e. approximately RMB2,619,360,000) and approximately 20% of the price by cash (i.e. approximately RMB654,840,000.

Information about the Group and China Shipping

The business scope of the Group includes: coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, chartering, cargo agency and cargo transportation agency.

The business scope of China Shipping includes import and export business, trading, coastal and ocean cargo transportation, dry bulk cargo transportation, supply of food for vessels, management of docks and other services in relation to the above. Each of the Vendors is in the business of shipbuilding and repairing.

Reasons for entering into the Agreements

The Directors are optimistic of the demand in the domestic coal transportation market and the international bulk cargo delivery market and its persistent growth in the coming years. The Directors are of the view that the construction and ownership of the Bulk Carriers will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability, so as to increase its market share in the domestic coal transportation.

Since China Shipping is the controlling shareholder of the Company, the transactions contemplated under the Agreements are connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders at the AGM. China Shipping, the controlling shareholder of the Company, and its associates will abstain from voting on the Agreements at the AGM.

The Independent Board Committee has been appointed to advise the Independent Shareholders as to whether the terms of the transaction contemplated under the Agreements are fair and reasonable and whether they are in the interests of the Company and its Shareholders as a whole. An independent financial advisor will be appointed to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Agreements are on normal commercial terms, in the ordinary and usual course of business and fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole.

A circular containing, among other things, details of the transactions under the Agreements, a letter from the Independent Board Committee with its recommendation to the Independent Shareholders, a letter from the independent financial advisor containing its advice to the Independent Board Committee and the Independent Shareholders, as well as a notice convening the AGM will be despatched to the holders of H shares of the Company in due course.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"AGM"	annual general meeting of the shareholders to be convened by the Company to consider and, if thought fit, to approve (amongst other things) the Agreements
"Agreements"	twelve agreements all dated 29 March, 2007, each of which is entered into between the Vendors and the Company for the construction of one Bulk Carrier (for a total of twelve Bulk Carriers) for the transportation of bulk cargo
"Bulk Carriers"	the bulk carrier(s) to be constructed pursuant to the Agreements
"China Shipping"	中國海運(集團)總公司 (China Shipping (Group) Company*), a PRC state-owned enterprise and the controlling shareholder of the Company, currently holding 47.46% of the registered capital of the Company
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"H Shares"	H shares of par value RMB1.00 each in the share capital of the Company, being overseas listed foreign invested shares
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Independent Shareholder(s)"	the Shareholders other than China Shipping and its associates (as defined in the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China
"RMB"	Renminbi Yuan, the lawful currency of the PRC
"Shareholder(s)"	holders of share(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendors"	中海工業有限公司 (China Shipping Industrial Co., Ltd.*) and 中海工業(江蘇)有限公司 (China Shipping Industrial (Jiangsu) Co., Ltd.*)

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China

29 March 2007

The exchange rate adopted in this announcement for illustration purpose only is HK$1.00 = RMB$0.99.

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

* *For identification purpose only*

